Exhibit 99.1

Burning Rock Reports Second Quarter 2021 Financial Results

GUANGZHOU, China, August 31, 2021—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2021.

Business Updates

•	Early Detection

•

Technology foundation manuscript was published in Nature Biomedical Engineering (article link: https://www.nature.com/articles/s41551-021-00746-5). The results demonstrate that our proprietary technology of deep methylation sequencing, aided by a machine-learning classifier of methylation patterns, enables ultrasensitive detection of circulating tumor DNA.

•	We continued to conduct an early-access program (over 2,000 volunteers tested) to prepare for operational readiness of our 6-cancer early detection product.

•	2022 commercialization is well on track. We are entering into contract signing stage with 6 hospitals where our 6-cancer test will be offered at the health check-up departments of those hospitals.

•	New products for early-stage cancer patients

•

Development of minimal residual disease (MRD) products is on track. Products are targeted to be launched in 2022. Lung-cancer data read-out is likely to take place in the first half of 2022. Clinical trials on colon, esophageal and other cancers are also under planning.

•	Pharma Services

•	Biopharma service contracts backlog grew rapidly. Total value of the contracts entered into during the first half of 2021 amounted to RMB98.2 million, three times the amount in full-year 2020.

•

We are jointly developing, together with IMPACT Therapeutics, companion diagnostics (CDx) for a targeted oncology drug, Senaparib, (IMP4297), a PARP inhibitor, for the treatment of prostate cancer globally. Senaparib’s pivotal clinical study under the FDA pathway is in progress. This project uses our Clinical Laboratory Improvement Amendments (CLIA)-certified and College of American Pathologists (CAP)-accredited laboratory in California, US.

•	Therapy Selection

•	Continued to strategically focus on the in-hospital channel. The volume of in-hospital NGS-based test kits grew 70% year-over-year to over 10,000 tests in the second quarter of 2021.

Second Quarter 2021 Financial Results

Revenues were RMB127.3 million (US$19.7 million) for the three months ended June 30, 2021, representing a 19.0% increase from RMB107.0 million for the same period in 2020, or a 19.4% sequential increase from RMB106.6 million for the three months ended March 31, 2021.

•

Revenue generated from central laboratory business was RMB80.0 million (US$12.4 million) for the three months ended June 30, 2021, representing a 7.2% increase from RMB74.6 million for the same period in 2020, primarily attributable to the year-over-year volume growth of the central laboratory business. Number of patients tested in the central laboratory channel was 8,155 for the three months ended June 30, 2021, representing a 12.5% increase from 7,252 for the same period in 2020.

•

Revenue generated from in-hospital business was RMB40.5 million (US$6.3 million) for the three months ended June 30, 2021, representing a 46.8% increase from RMB27.6 million for the same period in 2020, primarily attributable to the year-on-year volume growth of 70% of the in-hospital business. Number of contracted partner hospitals in the in-hospital channel increased to 34 as of June 30, 2021 from 32 as of March 31, 2020 and 24 as of June 30, 2020.

•

Revenue generated from pharma research and development services was RMB6.8 million (US$1.0 million) for the three months ended June 30, 2021, representing a 41.9% increase from RMB4.8 million for the same period in 2020, primarily attributable to the building of pipeline of pharmaceutical projects.

Cost of revenues was RMB37.0 million (US$5.7 million) for the three months ended June 30, 2021, representing a 29.7% increase from RMB28.6 million for the same period in 2020, which was generally in line with the Company’s continued business growth.

Gross profit was RMB90.2 million (US$14.0 million) for the three months ended June 30, 2021, representing a 15.1% increase from RMB78.4 million for the same period in 2020. Gross margin was 70.9% for the three months ended June 30, 2021, compared to 73.3% for the same period in 2020.

Operating expenses were RMB292.3 million (US$45.3 million) for the three months ended June 30, 2021, representing a 93% increase from RMB151.4 million for the same period in 2020. The increase was primarily driven by headcount growth and increase in other costs to support business expansion.

•

Research and development expenses were RMB108.1 million (US$16.7 million) for the three months ended June 30, 2021, representing a 51.8% increase from RMB71.2 million for the same period in 2020, primarily due to an increase in research and development personnel’s staff cost and other costs incurred in research and development projects.

•

Selling and marketing expenses were RMB68.1 million (US$10.5 million) for the three months ended June 30, 2021, representing a 79.1% increase from RMB38.0 million for the same period in 2020, primarily due to an increase in staff cost of sales and marketing personnel.

•

General and administrative expenses increased significantly to RMB116.1 million (US$18.0 million) for the three months ended June 30, 2021 from RMB42.3 million for the same period in 2020, primarily due to an increase in general and administrative personnel’s staff cost and share-based compensation expenses.

Net loss was RMB203.7 million (US$31.5 million) for the three months ended June 30, 2021, compared to RMB71.1 million for the same period in 2020.

Cash, cash equivalents, restricted cash and short-term investments were RMB1,918.8 million (US$297.2 million) as of June 30, 2021.

Appointment of VP of Regulatory Affairs (US and Europe) and Quality Assurance

Dr. Sharon Liang joined Burning Rock as the VP of Regulatory Affairs (US and Europe) and Quality Assurance in late June this year. She is a human genetics expert with nearly two decades of experience in molecular cancer diagnostic medical device product development and regulatory in academia, government and industry. She was the US FDA committee member for the US President’s Precision Medicine Initiative (PMI) Project leading Bioinformatics group. She led and contributed to the development of many molecular diagnostic devices approved by the FDA, including the first NGS sequencer, first NGS Oncopanel, first NGS tumor profiling assay, first Direct-to-Consumer test, first microarray genetic tests, and companion diagnostics. Before joining Burning Rock, Dr. Liang worked at GRAIL, a cancer early detection diagnostic company, primarily responsible for regulatory strategy and execution.

2021 Financial Guidance

For the third quarter of this year, COVID-related travel restrictions in multiple major cities in China will impact our central-laboratory testing volumes and, to a lesser extent, the growth of our in-hospital testing volumes. The relatively stronger growth expected for in-hospital testing will also be driven by the industry structural shift from central-laboratory towards in-hospital testing. We believe that we are well-positioned in the in-hospital segment, and we view the revenues from in-hospital as higher quality, given our product and competitive advantages, leading to stickier revenues. As the testing mix of our therapy selection business transitions towards the in-hospital segment, our blended average sales price will decline, due to lower prices of IVD testing kits that we supply to hospitals in the in-hospital segment, compared with prices of LDT testing service that we charge to patients in the central-laboratory segment. This will result, during this transition period, in a lower revenue growth rate compared with volume growth rate, for our therapy selection business. As such, the Company adjusts its 2021 full-year revenue guidance to approximately RMB500 million.

Conference Call Information

Burning Rock will host a conference call to discuss the second quarter 2021 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on August 31, 2021.

Details of the conference call are as follows:

International:	+65 67135090
U.S.:	+1 8456750437
U.K.:	+44 2036214779
Hong Kong:	+852 30186771
China Mobile:	4006208038
China Landline:	8008190121
Conference ID:	2309539

A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 273,000 tissue and liquid-based tests completed cumulatively, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Selected Operating Data

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Central Laboratory Channel:
Number of patients tested	4,680	7,252	8,644	7,989	7,716	8,155
Number of ordering physicians(1)	810	1,175	1,194	1,114	1,082	1,013
Number of ordering hospitals(2)	232	284	289	294	303	300

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
In-hospital Channel:
Pipeline partner hospitals(1)	23	23	22	23	22	22
Contracted partner hospitals(2)	21	24	25	29	32	34
Total number of partner hospitals	44	47	47	52	54	56

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(RMB in thousands)
Central laboratory channel	46,141	74,607	89,899	86,695	74,561	79,999
In-hospital channel	17,123	27,588	31,704	41,457	28,994	40,502
Pharma research and development channel	4,065	4,776	2,278	3,570	3,068	6,778
Total revenues	67,329	106,971	123,881	131,722	106,623	127,279

	For the three months ended
Gross profit	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(RMB in thousands)
Central laboratory channel	32,434	56,556	67,804	66,588	55,212	58,681
In-hospital channel	10,126	19,269	22,410	30,218	20,070	29,426
Pharma research and development channel	2,224	2,573	1,373	2,347	1,658	2,124
Total gross profit	44,784	78,398	91,587	99,153	76,940	90,231

	For the three months ended
Share-based compensation expenses	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(RMB in thousands)
Cost of revenues	176	183	160	277	339	406
Research and development expenses	2,072	25,314	10,572	11,843	22,404	20,825
Selling and marketing expenses	253	491	341	2,372	2,633	2,809
General and administrative expenses	1,665	1,639	57,805	58,057	59,382	59,369
Total share-based compensation expenses	4,166	27,627	68,878	72,549	84,758	83,409

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	67,329	106,971	123,881	131,722	106,623	127,279	19,713

Cost of revenues	(22,545)	(28,573)	(32,294)	(32,569)	(29,683)	(37,048)	(5,738)

Gross profit	44,784	78,398	91,587	99,153	76,940	90,231	13,975

Operating expenses:
Research and development expenses	(40,016)	(71,176)	(69,330)	(83,418)	(77,414)	(108,071)	(16,738)
Selling and marketing expenses	(29,815)	(37,992)	(44,174)	(56,606)	(55,130)	(68,058)	(10,541)
General and administrative expenses	(34,295)	(42,272)	(102,731)	(114,502)	(116,259)	(116,130)	(17,986)

Total operating expenses	(104,126)	(151,440)	(216,235)	(254,526)	(248,803)	(292,259)	(45,265)

Loss from operations	(59,342)	(73,042)	(124,648)	(155,373)	(171,863)	(202,028)	(31,290)

Interest income	3,985	44	698	1,341	787	681	105
Interest expense	(1,178)	1,939	(776)	(652)	(510)	(565)	(88)
Other (expense) income, net	(151)	122	(176)	(682)	118	433	67
Foreign exchange gain (loss), net	611	(118)	(2,228)	(1,112)	57	(560)	(87)
Change in fair value of warrant liability	3,503	—	—	—	—	—	—

Loss before income tax	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(202,039)	(31,293)

Income tax expenses	—	—	—	—	—	(1,626)	(252)

Net loss	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(203,665)	(31,545)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(203,665)	(31,545)
Accretion of convertible preferred shares	(26,288)	(38,400)	—	—	—	—	—

Net loss attributable to ordinary shareholders	(78,860)	(109,455)	(127,130)	(156,478)	(171,411)	(203,665)	(31,545)
Loss per share:
Ordinary shares - basic and diluted	(3.15)	—	—	—	—	—
Class A ordinary shares - basic and diluted	—	(2.68)	(1.22)	(1.51)	(1.65)	(1.96)	(0.30)
Class B ordinary shares - basic and diluted	—	(2.68)	(1.22)	(1.51)	(1.65)	(1.96)	(0.30)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	25,031,575	—	—	—	—	—	—
Class A ordinary shares - basic and diluted	—	23,461,319	86,479,686	86,511,799	86,721,263	86,764,260	86,764,260
Class B ordinary shares - basic and diluted	—	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	11,422	(2,336)	(91,093)	(94,881)	14,080	(34,980)	(5,418)
Total comprehensive loss	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(238,645)	(36,963)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(238,645)	(36,963)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for share and per share data)

	For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
Revenues	174,300	233,902	36,226
Cost of revenues	(51,118)	(66,731)	(10,336)
Gross profit	123,182	167,171	25,890
Operating expenses:
Research and development expenses	(111,192)	(185,485)	(28,728)
Selling and marketing expenses	(67,807)	(123,188)	(19,079)
General and administrative expenses	(76,567)	(232,389)	(35,992)
Total operating expenses	(255,566)	(541,062)	(83,799)
Loss from operations	(132,384)	(373,891)	(57,909)
Interest income	4,029	1,468	227
Interest expense	761	(1,075)	(166)
Other (expense) income, net	(29)	551	85
Foreign exchange gain (loss), net	493	(503)	(78)
Change in fair value of warrant liability	3,503	—	—
Loss before income tax	(123,627)	(373,450)	(57,841)
Income tax expenses	—	(1,626)	(252)
Net loss	(123,627)	(375,076)	(58,093)
Net loss attributable to Burning Rock Biotech Limited’s shareholders	(123,627)	(375,076)	(58,093)
Accretion of convertible preferred shares	(64,688)	—	—
Net loss attributable to ordinary shareholders	(188,315)	(375,076)	(58,093)

Loss per share:
Class A ordinary shares - basic and diluted	(5.73)	(3.60)	(0.56)
Class B ordinary shares - basic and diluted	(5.73)	(3.60)	(0.56)

Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	15,540,502	86,742,880	86,742,880
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	9,086	(20,900)	(3,237)
Total comprehensive loss	(114,541)	(395,976)	(61,330)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(114,541)	(395,976)	(61,330)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,895,308	1,852,927	286,982
Restricted cash	29,898	30,338	4,699
Short-term investment	362,132	35,531	5,503
Accounts receivable	88,218	78,141	12,103
Contract assets	22,534	28,345	4,390
Amounts due from related parties	212	628	97
Inventories	68,021	114,434	17,724
Prepayments and other current assets	57,329	76,157	11,795

Total current assets	2,523,652	2,216,501	343,293

Non-current assets:
Equity method investment	1,417	1,261	195
Property and equipment, net	111,481	198,324	30,716
Operating Right-of-use assets	—	89,307	13,832
Intangible assets, net	3,457	4,882	756
Other non-current assets	23,021	29,284	4,536

Total non-current assets	139,376	323,058	50,035

TOTAL ASSETS	2,663,028	2,539,559	393,328

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	35,482	47,983	7,432
Deferred revenue	74,402	101,517	15,723
Capital lease obligations, current	4,816	—
Accrued liabilities and other current liabilities	83,648	79,773	12,356
Customer deposits	1,120	1,042	161
Short-term borrowing	7,370	7,370	1,141
Current portion of long-term borrowings	34,695	30,118	4,665
Current portion of operating lease liabilities	—	32,789	5,078
Current portion of financing lease liabilities	—	2,169	336

Total current liabilities	241,533	302,761	46,892

Non-current liabilities:
Deferred government grants	263	—	—
Operating lease liabilities	—	63,132	9,778
Other non-current liabilities	228	226	35

Total non-current liabilities	491	63,358	9,813

TOTAL LIABILITIES	242,024	366,119	56,705

Shareholders’ equity:
Class A ordinary shares	116	116	18
Class B ordinary shares	21	21	3
Treasury stock	—	(4,270)	(661)
Additional paid-in capital	4,006,616	4,173,154	646,339
Accumulated deficits	(1,418,160)	(1,807,092)	(279,883)
Accumulated other comprehensive loss	(167,589)	(188,489)	(29,193)

Total shareholders’ equity	2,421,004	2,173,440	336,623

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,663,028	2,539,559	393,328

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Net cash generated from (used in) operating activities	61,124	(118,998)	(18,433)
Net cash generated from (used in) investing activities	296,102	(67,577)	(10,463)
Net cash generated from (used in) financing activities	1,845,953	(8,961)	(1,388)
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,487)	(34,085)	(5,279)
Net increase cash, cash equivalents and restricted cash	2,201,692	(229,621)	(35,563)
Cash, cash equivalents and restricted cash at the beginning of period	364,544	2,112,886	327,244
Cash, cash equivalents and restricted cash at the end of period	2,566,236	1,883,265	291,681

	For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Net cash generated from (used in) operating activities	54,168	(232,143)	(35,952)
Net cash generated (used in) investing activities	292,489	220,752	34,188
Net cash generated from (used in) financing activities	2,118,181	(13,123)	(2,032)
Effect of exchange rate on cash, cash equivalents and restricted cash	3,154	(17,427)	(2,699)
Net increase cash, cash equivalents and restricted cash	2,467,992	(41,941)	(6,495)
Cash, cash equivalents and restricted cash at the beginning of period	98,244	1,925,206	298,176
Cash, cash equivalents and restricted cash at the end of period	2,566,236	1,883,265	291,681